Exhibit 99.71

FOR IMMEDIATE RELEASE

F1TM contract renewal with Codemasters welcomed by Torque Esports and Eden Games

● Eden Games developed F1 mobile game with Codemasters

● F1 deal extended to 2025 with Codemasters

SILVERSTONE, UK (Monday, November 4, 2019) – Torque Esports Corp and its subsidiary Eden Games have welcomed the extension to Codemasters contract with Formula One Management for exclusive video game rights for the FIA Formula One World Championship (F1®) franchise from 2021 until 2025.

As the developer of the mobile version of the F1 game, Eden Games believes the extension is a positive for the franchise and an acknowledgment of the success of the mobile game since launch.

In its official announcement of the extension, Codemasters referenced the 12 Million downloads of the Eden-developed game and the fact that F1 Racing Mobile has been number one on the racing game charts in 150 countries!

“Codemasters signing the longest extension in the partnership’s history is a positive for all of the partners involved in the success of the F1 video game franchise,” said Eden Games CEO and Founder, David Nadal.

“Developing the F1 Racing Mobile game has been a great challenge for us, and to see the success over the past 14 months has been a source of pride for everyone at Eden Games. We look forward to future success with Codemasters and F1.”

Torque Esports CEO and President Darren Cox acknowledged the success Eden Games and Codemasters had achieved with F1.

“Between the two developers, they have more than 50 years experience developing racing games,” Cox said.

“This extension for Codemasters recognized that they remain at the cutting edge of gaming and esports. A key part of the announcement was to highlight the success of the F1 Esports series. Torque Esports also firmly believe that the success of racing esports will help grow game sales and downloads, and we pursue that strategy with enormous energy and enthusiasm.”

As well as the F1 Mobile Racing Game, Eden develops Gear.Club for mobile and Nintendo Switch platforms and achieved a significant spike in downloads when it linked the game to Torque Esports’ platform, World’s Fastest Gamer.

Worlds Fastest Gamer recently crowned its second champion in Las Vegas with British gamer James Baldwin earning a real-world race drive worth more than US$1 million for 2020.

About Torque

Torque Esports Corp. (“TEC”) recently restructured its business and leadership team. Torque now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

Torque aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

Media Contact: Gavin Davidson, gdavidson@millennialesports.com, 705.446.6630

Investor Contact: CEO, President, Director, Darren Cox, darrencox@millennialesports.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

2